

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) **October 27, 2005**

Cross Country Healthcare, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6551 Park of Commerce Blvd., N.W., Suite 200, Boca Raton, FL 33487

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code **(561) 998-2232**

Not Applicable

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

Incorporated by reference is a press release, issued by Cross Country Healthcare, Inc. ("the Company") on October 27, 2005 and attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on October 27, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

BY: /s/ EMIL HENSEL
Name: Emil Hensel
Title: Chief Financial Officer

Date: October 27, 2005

3

CROSS COUNTRY HEALTHCARE REPORTS ON IMPACT OF HURRICANE WILMA ON BOCA RATON CORPORATE HEADQUARTERS

BOCA RATON, Fla. – October 27, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) reported today that due to power outages resulting from Hurricane Wilma, it has shifted the nexus of its operations in Boca Raton, Florida to its Malden, Massachusetts and Tampa, Florida offices using redundant systems, until power is restored at its Boca Raton headquarters.

The Boca Raton office did not suffer material property damage. At this time, the Company is unable to determine when power will be restored to its Boca Raton headquarters.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States as well as a provider of human capital management services. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 954-261-6125

or

Jack Spizz
Proskauer Rose LLP
Phone: 212-969-3279